SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement Under
Section 14(d)(4) of the Securities Exchange Act of 1934

SCIELE PHARMA, INC.

(Name of Subject Company)

SCIELE PHARMA, INC.

(Name of Person(s) Filing Statement)

Common Stock, $0.001 par value per share

(Title or Class of Securities)

808627103

(CUSIP Number of Class of Securities)

Patrick P. Fourteau
Chief Executive Officer
Sciele Pharma, Inc.
5 Concourse Parkway, Suite 1800
Atlanta, Georgia 30328
(770) 442 9707

 (Name, address and telephone number of person authorized
to receive notices and communications on behalf of the person(s) filing statement)

With Copies to:

W. Tinley Anderson, III, Esq.
Paul, Hastings, Janofsky & Walker LLP
600 Peachtree St., N. E., Suite 2400
Atlanta, GA 30308
(404) 815-2400

☒                                  Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Schedule 14D-9 contains the following exhibits:

Exhibit A – Exhibit A is a joint press release, dated September 1, 2008, relating to the proposed acquisition of Sciele Pharma, Inc. by Shionogi & Co., Ltd.

Exhibit B – Exhibit B is a script of a presentation to analysts made on September 2, 2008.